

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via E-mail</u>
John E. Crisp
Chairman, President and Chief Executive Officer
Forbes Energy Services Ltd.
3000 South Business Highway 281
Alice, Texas 78332

Re: **Forbes Energy Services Ltd.**
Amendment No. 1 to Registration Statement on Form S-4
Filed January 25, 2011
File No. 333-170741

Dear Mr. Crisp:

We have reviewed your letter dated March 11, 2011, and have the following comments with respect to the above-referenced registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-4</u>

<u>General</u>

1. We remind you of comments 10, 13, 16, 18 and 19 in our letter dated February 15, 2011. We may have further comment upon reviewing the revised, amended or additional materials.

2.   We note your response to comment 3 in our letter dated February 15, 2011, and reissue such comment in part. In that regard, please address whether you intend to rely on your registration statement on Form S-4 (File No. 333-150853) after the Texas conversion. If you intend to rely on such registration statement after such time, please provide an analysis of your basis for doing so.

Risk Factors, page 10

Holders of the Series B Preferred Stock…, page 10

3.   We note your response to comment 8 in our letter dated February 15, 2011. Please also quantify the voting power assuming that the share consolidation was effected.

Review, Approval or Ratification of Transactions with Related Persons, page 80

4.   We note your response to comment 11 in our letter dated February 15, 2011. Please revise your disclosure to include the content of your response. Please also revise your disclosure to clarify how the Texas conversion and your planned Nasdaq listing will affect your procedures for the review, approval or ratification of transactions with related persons. In this regard, we note section 43.3 of your amended and restated bylaws as well as Rule 5630 of the NASDAQ Listing Rules.

United States Federal Income Tax Consequences, page 98

5.   We note your response to comment 12 in our letter dated February 15, 2011 that the Conversion should not result in new taxes for the Company and that you believe the Share Consolidation and the Conversion will constitute a tax-free reorganization under the Code.   Please revise your disclosure to clearly indicate, if true, that the Share Consolidation and the Conversion will constitute a tax-free reorganization under the Code, and that the Company will not be subject to additional taxes as a result of the Conversion. In that regard, we note your reference in your proposed language to your "belief" with respect to the tax consequences, and your use of the phrase "it would generally be the case."

6.   We also note your proposed disclosure that suggests that you have not discussed all U.S. federal taxation issues that may be relevant to shareholders based on their specific circumstances. Please revise your filing to disclose all material federal income tax consequences of the transactions, and remove any implication that you have not done so. See Item 4(a)(6) of Form S-4.

Exhibits and Financial Statement Schedules, page II-2

7.   We note your response to comment 16 in our letter dated February 15, 2011. Please ensure that the tax opinion sets forth the author's opinion as to each material U.S. federal income tax consequence of the Share Consolidation and the Conversion. In that regard, it would not be sufficient for the opinion to state that the discussion in the prospectus is true and correct.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Buskirk at (202) 551-3717 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Via E-mail
        R. Clyde Parker, Jr., Esq.
        Winstead PC